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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIC INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 BROADHOLLOW ROAD, SUITE 306
(No. and Street)

MELVILLE, NEW YORK 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BELZ (631) 630-2770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, RICHARD BELZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BASIC INVESTORS, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT
Title



Notary Public

TERESA M. QUAIES
NOTARY PUBLIC STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01QU4713369
COMMISSION EXPIRES JULY 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIC INVESTORS, INC.

REPORT

FORM X-17A-5

FOR THE YEAR ENDED

SEPTEMBER 30, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BASIC INVESTORS, INC.

CONTENTS

SEPTEMBER 30, 2007

Accountant's Report 1

Primary financial statements:

- Statement of Financial Condition 2
- Statement of Income and Expense 3
- Statement of Cash Flows 4
- Statement of Changes in Stockholders Equity 5
- Statement of Liabilities Subordinated to Claims of General Creditors 5

Notes to Financial Statements 6-7

Supplementary information:

- Computation of Net Capital 8
- Aggregate Indebtedness 8
- Reconciliation of Net Capital with Focus Report 9
- Accountant's Report on Internal Accounting Control 10-11

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BASIC INVESTORS, INC.

I have audited the accompanying statement of financial condition of Basic Investors, Inc. as of September 30, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basic Investors, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 17, 2007



BASIC INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS		
Current assets:		
Cash		$ 36,293
Receivable from broker-dealer:		
Commissions	$ 217,392	
Good faith deposit	100,392	
Mutual Fund Commissions	9,056	
Other	204,666	531,506
Investment at market		548,761
Equipment (less depreciation of $198,307)		12,149
Security deposit		23,087
Prepaid taxes		20,000
Other assets		$ 255,264
Total assets		**$1,427,060**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses		$ 749,745
Securities sold, not yet purchased		1,810
		751,555
Liabilities subordinated to claims of general creditors		105,000
Total liabilities		**856,555**
Stockholders' equity:		
Common stock, no par value		
Authorized 400 shares		
Issued and outstanding 198 shares	$ 1,000	
Additional paid-in-capital	654,800	
Retained earnings	7,865	
Less: Treasury stock	(93,160)	
Total stockholders' equity		570,505
Total liabilities and stockholders' equity		**$1,427,060**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenues:		
Commission income		$4,446,118
Trading profit (loss)		802,771
Mutual Fund income		137,871
Consulting		175,609
Error account loss		(111,221)
Underwriting income		1,187,920
Service charge income		618,273
Unsecured debits		(22,859)
Interest and dividends		20,902
Other income		2,347
Total revenue		**7,257,731**
Expenses:		
Salaries of voting stockholders	$ 589,360	
Other salaries	771,961	
Clearing fees	54,670	
Regulatory fees and expenses	112,641	
Commissions	4,483,112	
Interest on subordinated loans	12,600	
Other interest	11,543	
Quotes and information services	243,273	
Rent	77,885	
Insurance	176,529	
Telephone	18,445	
Other taxes	115,525	
Other expenses	598,145	
Total expenses		**7,265,689**
Income (loss) before federal income tax		(7,958)
Less: Federal income tax		-0-
Net income (Loss)		**($ 7,958)**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Resources provided:		
Decrease in due from broker-dealer		$ 261,248
Depreciation		7,461
Total resources provided		**268,709**
Resources applied:		
Net loss	$ 7,958	
Increase in prepaid taxes	20,000	
Increase in investments	40,210	
Increase in fixed assets	2,800	
Decrease in accrued expense payable	230,385	
Increase in other assets	181,178	
Decrease in securities sold, not yet purchased	26,167	
Total resources applied		**508,698**
Decrease		**(239,989)**
Cash – October 1, 2006		276,282
Cash – September 30, 2007		**$ 36,293**

See notes to financial statements.

BASIC INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Stockholders equity, October 1, 2006	$ 578,463
Less: Net Loss	(7,958)
Stockholders equity, September 30, 2007	**$570,505**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED SEPTEMBER 30, 2007

Balance, October 1, 2006	$ 105,000
Increases	-0-
Balance, September 30, 2007	**$ 105,000**

See notes to financial statements.

BASIC INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

1. **ORGANIZATION :**

   Basic Investors, Inc. (the "Company") is a corporation conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). Its clearing broker, Penson Financial Services, Inc., pursuant to a clearance agreement performs the clearing and depository operations for the Company's customer accounts. All customer transactions are cleared on a fully disclosed basis.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

   These financial statements have been prepared in conformity with generally accepted accounting principles, which require the use of estimates by management.

   Commission revenue and related expenses are recorded on a settlement-date basis. For financial statement purposes, the difference between settlement-date basis and trade-date basis is not material.

3. **RECEIVABLE FROM CLEARING BROKER:**

   The Company conducts business with its clearing broker, Penson Financial Services, Inc., on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers.

   At September 30, 2007, the receivables from the clearing broker reflected on the statement of financial condition represents amounts due from the clearing broker.

   The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of September 30, 2007 there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. **NET CAPITAL REQUIREMENTS:**

As a broker-dealer and member organization of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At September 30, 2007, the Company had net capital of $243,943, as indicated on page 8 of this audited report. In October 2007, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $243,943.

5. **INCOME TAXES:**

The Company is organized as a Corporation and pays taxes based on the net income of the Company.

6. **LEASE:**

The Company has extended its lease, which will now expire on July 31, 2008, at a monthly rental of $5,992.
Future minimum rental payments required as of September 30, 2007 over the remaining term of the lease amounts to approximately $59,920.

7. **LEGAL MATTERS:**

A. An Arbitration has been filed against the firm by a customer, which is being vigorously defended by the firm.

B. An Arbitration was filed by the Company against a customer and former registered representative. They filed counter-claims against the Company. The case with the customer was settled, and the remaining issues with the former representative remain open and are being vigorously defended.

BASIC INVESTORS, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2007

Common Stock		$ 1,000
Additional paid-in-capital		654,800
Retained earnings		7,865
Less: Treasury Stock		(93,160)
		570,505
Add: Subordinated loans		105,000
		675,505
Less: non-allowable assets		(318,709)
Net capital before haircuts		356,709
Less: haircuts on securities	$ 84,401	
Undue concentration	28,365	(112,766)
Net capital		**243,943**
Greater of:		
Minimum dollar net capital required	$100,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $749,745)	$ 49,983	100,000
Excess net capital		**$143,943**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 749,745
Percentage of aggregate indebtedness to net capital	307%

See notes to financial statements.

BASIC INVESTORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

SEPTEMBER 30, 2007

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 243,943
: Audit adjustments	-0-
Net capital per audited report, September 30, 2007	**$ 243,943**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

BASIC INVESTORS, INC.

I have examined the financial statements of Basic Investors, Inc., for the year ended September 30, 2007 and have issued my report thereon dated November 17, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2007 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



November 17, 2007

END